UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

THE DEWEY ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

252063102000
(CUSIP Number)

John H. D. Dewey
The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box __ .



SCHEDULE 13D

CUSIP No. 252063102000

Page 2 of 4 Pages



1.  NAME OF REPORTING PERSON:  JOHN H. D. DEWEY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) __  (b) __X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS:  NOT APPLICABLE

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(d) OR 2(e)   ___

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

NUMBER OF         7.  SOLE VOTING POWER:  78,617
SHARES
BENEFICIALLY
OWNED BY          8.  SHARED VOTING POWER: 0
EACH
REPORTING
PERSON            9.  SOLE DISPOSITIVE POWER:  78,617
WITH             10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 78,617

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  _X_

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.72%

14.  TYPE OF REPORTING PERSON: IN






This Amendment No. 1 amends the statement on Schedule 13D dated
October 21, 2004 filed by John H. D. Dewey with respect to the common stock, par value $.01 per share (the "Common Stock"), of The Dewey Electronics Corporation, a New York corporation (the "Company"), by adding the following information:

Item 4.  Purpose of Transaction
See Item 5(c) below.

Item 5.  Interest in Securities of the Company

(a) and (b) Mr. Dewey owns beneficially and of record 78,617 shares of Common Stock (the "Shares"), consisting of (i) 33,159 shares of Common Stock of which Mr. Dewey is the record owner, (ii) 12,000 shares of Common Stock issuable upon exercisable of Company stock options, (iii) 30,358 shares of Common Stock owned of record by a trust for the benefit of a daughter of Frances D. Dewey, of which Mr. Dewey is the sole trustee and (iv) 3,100 shares of Common Stock held in a custodial account for Mr. Dewey's son who is a minor. The Shares represent approximately 5.72% of the 1,362,031 shares of Common Stock outstanding as of December 16, 2005. Mr. Dewey has sole voting power and sole dispositive power with respect to the Shares.

(c)  Transactions in the Common Stock effected during the past
60 days by Mr. Dewey: None. On December 16, 2005, Mr. Dewey's mother, Frances D. Dewey, made gifts of Common Stock to her children and to a grandchild (Mr. Dewey's son). Mr. Dewey disclaims any beneficial interest in the shares of Common Stock beneficially owned by Mrs. Dewey.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the Shares.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated:  February 9, 2006



/s/ John H. D. Dewey
John H. D. Dewey